Exhibit 99.1

Dividend Distribution

Maranello (Italy), February 18, 2020 - Ferrari N.V. (NYSE/MTA: RACE) (the “Company”) announced today that its Board of Directors intends to recommend to the Company’s shareholders a dividend distribution to the holders of common shares of Euro 1.13 per common share, corresponding to a total distribution of approximately Euro 210 million equal to approximately a 8% increase compared to last year distribution.

The distribution will be subject to its approval by the Annual General Meeting of Shareholders which is scheduled to be held on April 16, 2020.

If shareholders approve the proposed dividend distribution, the ex-date is expected to be April 20, 2020, the record date April 21, 2020 on both MTA and NYSE and the payment date May 5, 20201.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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1 The coupon number of the dividend is 5 (five).

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977